EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Notification by Company’s workers’ organization of cessation of development work

Further to the Company’s immediate notice of October 22, 2017, regarding implementation of the physical infrastructure service portfolio by means of a contractor and a letter from the chairman of the State Employees Union and the holder of the Bezeq portfolio at the New Histadrut-General Federation of Labor regarding a “labor dispute with respect to the entry of workers who are not Bezeq employees into core work,” immediate notification is hereby provided that in the afternoon hours of October 25, 2017, the chairman of the Company’s workers’ organization notified the Company of the cessation of development work on the Company’s infrastructure, whether for the Company or for other communications providers. The Company this morning applied to the labor court for issuance of an order instructing workers to refrain from ceasing such work and to immediately resume full and complete operations.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.